November 12, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Finance
Washington, D.C. 20549
Attention: Jee Yeon Ahn and Robert Klein
Re: Isabella Bank Corporation
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Fiscal Quarter Ended June 30, 2024
Form 8-K filed on October 24, 2024
File No. 000-18415

Ladies and Gentlemen:
On behalf of Isabella Bank Corporation (the “Company”), I am writing in response to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated October 31, 2024 (the “Comment Letter”), with respect to the Company’s above-referenced filings (File No. 000-18415).
For ease of reference, we have included each of the Staff’s comments in this letter in italics followed by the Company’s response. The numbered responses set out below correspond to the numbered comments from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loans, page 28

1.We note that commercial real estate ("CRE") loans totaled $564.2 million and represented 41.8% of total loans as of December 31, 2023 and that the collateral for these loans are primarily in mid-Michigan counties. We also note your disclosure on page 53 disaggregating your CRE balance by owner and non-owner occupied, as well as 1-4 family investor and multifamily. Please revise your disclosures, in future filings, to further disaggregate the composition of your owner occupied and nonowner occupied

CRE loan portfolio by key borrower type (e.g., by office, manufacturing, retail, multifamily, etc.) and to disclose other relevant characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of your CRE loan portfolio.
Response:
The Company acknowledges the Staff's comment and confirms that it will revise its disclosures in future filings as requested, including presenting further disaggregation of the composition of our owner occupied and nonowner occupied CRE loan portfolio by key borrower type and other relevant characteristics material to an investor’s understanding of our CRE loan portfolio. Revisions to future filings will begin with the Quarterly Report on Form 10-Q for the quarter ending September 30, 2024.
2.In addition, we note the statement on page 14 that you continue to monitor events to assure you are “prepared for any changes that might affect the bank, including the ability to timely address economic uncertainty.” We also note the statement on page 31 that the frequency and complexity of your liquidity stress testing “has increased due to economic uncertainty and changes within the interest rate and economic environment.” Please further revise your disclosures, in future filings, to describe the specific details of the risk management policies, procedures or other actions undertaken by management in response to economic uncertainty and the current environment.

Response:
The Company acknowledges the Staff's comment and confirms that it will revise its disclosures in future filings to describe the specific details of the risk management policies, procedures or other actions undertaken by the Company in response to economic uncertainty and the current environment. Revisions to future filings will begin with the Quarterly Report on Form 10-Q for the quarter ending September 30, 2024.

Form 10-Q for the Fiscal Quarter Ended June 30, 2024
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity, page 7

3.Please revise your disclosures, in future filings, to provide interim statements of shareholders' equity for the current and comparative year-to-date periods, with subtotals for each interim period. Refer to Rule 8-03(a)(5) of Regulation S-X.

Response:
The Company acknowledges the Staff's comment and confirms that it will revise its disclosures in future filings as requested to provide interim statements of shareholders' equity for the current and comparative year-to-date periods, with subtotals for each interim period. Revisions to future filings will begin with the Quarterly Report on Form 10-Q for the quarter ending September 30, 2024.

Form 8-K filed on October 24, 2024
Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures, page I

4.We note your reconciliation of core net income, which excludes $1.6 million of Other expense, and the related non-GAAP measures (e.g., core diluted earnings per share, core return on average assets, core return on average shareholders' equity, core return on average tangible shareholders' equity) that are derived from core net income. Please address the following:
•Explain the nature of this Other adjustment being excluded from core net income and clarify if it relates to the $1.6 million provision for credit losses charge relating to overdrawn deposit accounts from a single customer.
•If this adjustment does relate to the exclusion of a portion of the provision for credit losses, provide us with your evaluation of whether this adjustment represents individually tailored recognition and measurement principles that are inconsistent with GAAP and therefore should be removed from presentation in future filings. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:
The Company acknowledges the Staff's comment and confirms the “Other” adjustment being excluded from core net income does relate to the $1.6 million provision for credit losses charge relating to overdrawn deposit accounts from a single customer. The Company included the non-GAAP financial measure referenced in the Staff’s comment because it believes this presentation provides a deeper understanding of our ongoing operations and this non-GAAP presentation provides enhanced comparability across historic periods.
In reading and examining the interpretations in Question 100.04 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, the Company confirms the non-GAAP measure in question does not change the recognition and measurement principles required to be applied in accordance with GAAP. The Company considers this adjustment to be related to and result in normal, recurring activities of the Company and not individually tailored accounting.

The Company hereby acknowledges the Staff’s comments and confirms it will revise its disclosures in future filings as requested. The Company believes the foregoing provides a complete response to the Comment Letter.
Further, the Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions concerning this matter or require additional information, please contact the undersigned at (989) 779-6236 or wmschaefer@isabellabank.com.

Very truly yours,

Isabella Bank Corporation

/s/ William M. Schaefer
William M. Schaefer
Chief Financial Officer